For the Quarter Ended September 30, 2004

Financial Highlights

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2004	2003	% Change
Net income	$717	$395	82
Less: net income (loss) attributed to participating policyholders	—	(1)	N/A

Net income attributed to shareholders	$717	$396	81
Preferred share dividends	4	4	—

Net income available to common shareholders	$713	$392	82

Premiums and deposits:
Life and health insurance premiums	$3,847	$2,003	92
Annuity and pension premiums	1,041	456	128
Segregated fund deposits	6,451	4,232	52
Mutual fund deposits	1,334	502	166
ASO premium equivalents	501	218	130
Other fund deposits	421	119	254

Total premiums and deposits	$13,595	$7,530	81

Funds under management:
General fund	$174,347	$75,242	132
Segregated funds	111,182	65,385	70
Mutual funds	33,395	3,016	N/A
Other funds	27,562	4,863	467

Total funds under management	$346,486	$148,506	133

Capitalization:
Long-term debt	$3,067	$1,351	127
Non-controlling interest in subsidiaries	1,042	1,057	(1)
Trust preferred securities issued by subsidiaries	623	665	(6)
Preferred shares issued by a subsidiary	229	—	N/A
Equity
Participating policyholders’ equity	145	94	54
Shareholders’ equity
Preferred shares	344	344	—
Common shares	14,714	599	N/A
Contributed surplus	111	11	N/A
Retained earnings and currency translation account	8,558	8,235	4

Total capital	$28,833	$12,356	133

Selected key performance measures:
Basic earnings per common share	$0.88	$0.85
Diluted earnings per common share	$0.87	$0.84
Return on common shareholders’ equity (annualized)	12.0%	17.9%
Book value per common share	$28.78	$19.11
Common shares outstanding (in millions)
End of period	813	463
Weighted average — basic	811	463
Weighted average — diluted	819	466

CEO’s Message to Shareholders

Manulife Financial Corporation reports 81 per cent increase in shareholders’ net income.
Earnings of $717 million include strong contribution from John Hancock.

Manulife Financial Corporation reported shareholders’ net income of $717 million for the quarter, an increase of 81 per cent over a year earlier. John Hancock contributed $235 million to this quarter’s results, although this split is becoming increasingly less relevant as operations are merged across the Company. Excluding the impact of John Hancock, earnings in the third quarter increased $86 million or 22 per cent versus a year ago.

The integration of Manulife Financial and John Hancock is proceeding very well. The Company remains focused on realizing the benefits of the enlarged distribution network and product portfolio while avoiding disruption to customer service levels. In the third quarter, expenses were well managed and good progress was made on achieving targeted expense synergies. As well, credit results continued to be favourable.

This quarter, the Company had favourable overall claims and credit experience. Sales performance continued at above industry average levels and, in a number of key business lines, Manulife increased its market shares. The appreciation of the Canadian dollar relative to the U.S. dollar reduced this quarter’s income by $27 million versus a year ago.

Earnings per common share increased by four per cent to $0.88 from $0.85 reported in 2003. Excluding the impact of integration costs incurred in the quarter of $0.025 per share and the impact of the appreciation of the Canadian dollar of $0.025 per share, earnings per share would have increased 10 per cent from the prior year to $0.93. Return on common shareholders’ equity for the quarter was 12.0 per cent, reflecting the impact of the larger capital base following the merger of Manulife Financial and John Hancock.

Total premiums and deposits for the third quarter were $13.6 billion, $6.1 billion higher than reported in the third quarter of 2003 and $0.6 billion higher than the preceding quarter. Excluding the impact of John Hancock, premiums and deposits increased by $2.0 billion or 27 per cent from the prior year reflecting sales growth in North American insurance operations and strong wealth management deposits in Canada, the United States and Japan.

Funds under management were $346.5 billion as at September 30, 2004 compared to $148.5 billion as at September 30, 2003. This increase was primarily driven by the acquisition of John Hancock. Strong net cash flows in the North American wealth management businesses also contributed to the increase.

Operating Highlights

•	Manulife Financial and John Hancock are moving quickly to integrate operations following closing of their merger on April 28th. During the quarter,

▶	Manulife Financial announced plans to combine the current operations of The Manufacturers Life Insurance Company, The Maritime Life Assurance

Company, and MFC Insurance Company into a single Canadian insurance business under the name The Manufacturers Life Insurance Company, effective December 30, 2004, subject to policyholder and regulatory approvals. The business combination is expected to deliver cost savings from integration and simplification of business operations.

▶	Manulife Financial and CGI Group Inc. signed a contract to create a new information technology development centre in Halifax, Canada. The mission of this centre will be to provide systems development, maintenance and integration services to Manulife and other CGI clients worldwide. As part of the contract, 300 Halifax-based Manulife technology professionals will join CGI.

▶	Continuing its innovation in product development, John Hancock introduced a new long-term care rider on selected universal life insurance policies. This new offering leverages the product expertise of Manulife Financial in universal life insurance and of John Hancock in long-term care insurance, by providing life insurance and long-term care protection in a single product.

•	Manulife-Sinochem Life Insurance Co. Ltd. received approval to open its fourth operation, in Ningbo, China. Since beginning operations in Shanghai in 1996, Manulife-Sinochem has expanded to Guangzhou and Beijing, and now has grown to about 3,500 agents serving more than 200,000 customers.

•	John Hancock launched a new long-term care insurance program for the small business market to provide individual long-term care insurance at the work site. John Hancock is an industry pioneer and one of the largest providers of long-term care insurance in the U.S. market with more than 800,000 clients.

•	Manulife Japan announced that its successful variable annuity product, Premiere, will be sold through UFJ Bank beginning December 2004. Premiere was launched in April 2004 for sales through The Bank of Tokyo-Mitsubishi, Japan’s largest bank. The expanded distribution relationship with UFJ Bank arises out of the recently announced alliance between The Bank of Tokyo-Mitsubishi and UFJ Bank. Sales of Premiere through The Bank of Tokyo-Mitsubishi and Mitsubishi Securities sales network were a record in September.

•	Manulife Financial ranked first in Canada for statements it provides to owners of its universal life insurance policies, according to a recent report by DALBAR. The statement is part of a total package, which includes an innovative web site, for universal life clients that focuses on giving them and their advisors clear and timely information to help manage their policies effectively.

•	Manulife Hong Kong’s Mandatory Provident Fund services continued to lead the market for the second consecutive year with the highest overall levels of satisfaction among employees and self-employed members in a recent survey conducted by Marketing Decision Research (Pacific) Ltd.

Dominic D’Alessandro
President and Chief Executive Officer

Key Performance Measures

Management’s Discussion and Analysis

Net Income

Manulife Financial Corporation reported shareholders’ net income of $717 million for the third quarter ended September 30, 2004, an increase of 81 per cent from $396 million reported in 2003. This increase of $321 million primarily reflected the acquisition of the John Hancock operations in April, which contributed approximately $235 million to earnings this quarter. Also contributing to the increase were improved claims experience and overall business growth, partially offset by the impact of a strengthened Canadian dollar.

For the nine months ended September 30, 2004, shareholders’ net income was $1,805 million, an increase of 61 per cent over 2003.

Earnings per Common Share and Return on Common Shareholders’ Equity

The third quarter earnings per common share were $0.88 compared to $0.85 in 2003, up four per cent. For the three months ended September 30, 2004, return on common shareholders’ equity was 12.0 per cent compared to 17.9 per cent for the same period in 2003, reflecting the impact of the larger capital base as a result of the merger.

Year-to-date return on common shareholders’ equity and earnings per common share were 14.0 per cent and $2.72, respectively.

Premiums and Deposits

Third quarter premiums and deposits were $13.6 billion in 2004, up 81 per cent compared to $7.5 billion in the third quarter of 2003. This increase was due to the almost $4.1 billion contribution from the acquired John Hancock businesses and excellent sales in the wealth management businesses, particularly in Japan and the U.S.

Funds under Management

Funds under management increased by $198.0 billion to $346.5 billion as at September 30, 2004 compared to $148.5 billion as at September 30, 2003. This increase was driven by the acquisition of John Hancock, which added $190.0 billion in the second quarter. Also contributing to the increase were: strong net policyholder cash flows of 401(k) and annuity products in the U.S. and Japan; higher deposits of segregated fund products in Canada; and improved equity markets, partially offset by the negative effect of a strengthened Canadian dollar, which reduced assets by approximately $17.2 billion.

Capital

Total capital increased to $28.8 billion as at September 30, 2004, an increase of $16.4 billion from September 30, 2003. This increase was primarily the result of the acquisition of John Hancock and net income in the past 12 months, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Results of Operations by Division

U.S. Protection Division

U.S. Protection Division’s 2004 third quarter net income of $112 million increased by 49 per cent from the third quarter of 2003. Year-to-date net income was $318 million as compared to $217 million reported in 2003. This quarter’s earnings reflect the addition of John Hancock’s life insurance and long-term care operations. The earnings also reflect good mortality experience and business growth, partially offset by less favourable investment returns, higher strain and the negative impact of a stronger Canadian dollar.

Premiums and deposits of $1.8 billion for the quarter increased significantly from $598 million in the third quarter of 2003, driven by the acquisition of John Hancock’s life insurance and long-term care businesses and the popularity of universal life products. This was partially offset by the negative impact of a stronger Canadian dollar.

Funds under management of $58.0 billion as at September 30, 2004 were significantly higher than the $18.2 billion reported in 2003. This increase reflects the inclusion in the second quarter of $42.2 billion of assets from the John Hancock operations and growth in the in force business, which was dampened by the negative impact of a strengthened Canadian dollar.

U.S. Wealth Management Division

U.S. Wealth Management Division’s net income for the third quarter of 2004 was $119 million, more than twice the $45 million reported in the prior year. Year-to-date net income was $281 million compared to $121 million in 2003. The majority of the quarter’s net income growth was from the addition of John Hancock’s annuity and mutual fund operations. Higher earnings were also due to continued business growth in the variable annuity and pension operations driven by excellent net sales and strong in force growth.

Premiums and deposits for the quarter of $5.8 billion were considerably higher than the $3.6 billion reported in the third quarter of 2003 due to the addition of the John Hancock operations and strong growth, mainly in the variable annuity and pension businesses. Premiums and deposits in Annuities grew by 57 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the variable annuity riders launched in late 2003 and the addition of John Hancock’s fixed annuity business. Group Pensions’ premiums and deposits of $2.5 billion increased by 17 per cent versus a year ago, 23 per cent on a U.S. dollar basis, driven by the impact of strong new business growth and higher recurring deposits from the growing block of in force participants. John Hancock Mutual Funds deposits of $1.2 billion were primarily from retail mutual fund sales.

As at September 30, 2004, funds under management of $125.3 billion were significantly higher than the $57.3 billion balance reported a year ago. The acquisition of John Hancock’s annuity and mutual fund operations contributed $60.3 billion in the second quarter. In addition, the increase in funds under management was a result of continued strong net policyholder cash flows in the variable annuity and group pension businesses over the past 12 months and improved equity markets, partially offset by the negative impact of a strengthened Canadian dollar.

Canadian Division

Canadian Division shareholders’ third quarter net income was $165 million, an increase of 26 per cent from the $131 million reported in the third quarter 2003. Year-to-date shareholders’ earnings were $439 million, up 25 per cent over the first nine months of 2003. The increase in this quarter’s earnings was primarily attributable to the addition of John Hancock’s Maritime Life business. In addition, growth in the existing in force business and favourable claims experience from Group Life and Health contributed to the improvement in net income. These increased earnings were somewhat offset by lower investment returns.

Premiums and deposits for the quarter were $3.0 billion, up 81 per cent over the $1.6 billion in the same quarter last year. Group Life & Health, Individual Insurance and Individual Wealth Management businesses grew by 119 per cent, 96 per cent and 71 per cent over the third quarter of 2003, respectively. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses and higher sales in Individual Wealth Management of guaranteed and segregated fund products. Sales of the Manulife One bank product were also strong in the quarter. Growth of the Group Life and Health in force block also contributed to the higher volume of premiums and deposits.

Funds under management as at September 30, 2004 were $57.7 billion, an increase of $20.3 billion from the same time last year. This increase reflects the $15.9 billion acquired with the Maritime Life businesses in April; positive net policyholder cash inflows; investment gains; and growth in bank assets in Individual Wealth Management.

The Company has initiated a reorganization, subject to certain regulatory and stakeholder approvals, whereby Manufacturers Life will amalgamate with three of its wholly owned subsidiaries. The business and assets of Maritime Life is expected to be transferred to Manufacturers Life in the fourth quarter. The reorganization serves to simplify Manulife’s life insurance operations in Canada and strengthen common branding under the Manufacturers Life name.

Asian Division

Asian Division shareholders’ net income of $89 million in the third quarter of 2004 was virtually unchanged from 2003. On a year-to-date basis, shareholders’ net income was $244 million, up 11 per cent from 2003. On a U.S. dollar basis, shareholders’ earnings in the quarter increased by six per cent over the prior year as a result of contributions from John Hancock’s Asian operations in Singapore and Malaysia as well as growth in the Hong Kong Insurance business.

Total premiums and deposits were $1.0 billion in the third quarter of 2004, relatively unchanged from 2003. On a U.S. dollar basis, third quarter premiums and deposits were two per cent higher than last year. The contribution from John Hancock’s Asian businesses and growth in insurance premiums across the Division were significantly offset by a decline in mutual fund and single premium unit-linked deposits when compared to the exceptionally high volumes reported last year.

Funds under management increased by 25 per cent to $15.4 billion as at September 30, 2004 from $12.4 billion in 2003. On a U.S. dollar basis, funds under management increased by 33 per cent. This increase was due to growth in insurance businesses across the Division, and in the Mandatory Provident Fund and mutual fund businesses in Hong Kong. Stronger equity markets resulting in market value appreciation over the past 12 months and the addition of John Hancock’s Asian operations also contributed to the increase in funds under management.

Japan Division

Japan Division’s earnings increased by 39 per cent to $39 million in the third quarter of 2004, up from $28 million in the third quarter of 2003. Year-to-date net income increased by 60 per cent to $125 million from $78 million in 2003. The significant increase in this quarter’s earnings was a result of growth in the in force block attributable to sales of universal life and variable annuity products, together with lower expenses reflecting both the field and head office restructuring completed last year and changes to agent compensation implemented this year.

Premiums and deposits increased by 164 per cent in the third quarter to $1.3 billion compared to the same quarter of 2003, reflecting strong sales of Premiere, a variable annuity product that was launched in the first quarter of this year and sold under a distribution alliance with the Bank of Tokyo Mitsubishi. In addition, growth in universal life premiums, reflecting a 12 per cent increase in the number of sales agents, also contributed to the growth in premiums and deposits, which was partially offset by lower renewal premiums from the policies acquired from Daihyaku.

Funds under management were $11.1 billion as at September 30, 2004, down slightly compared to $11.2 billion as at September 30, 2003. Growth in variable annuity and universal life net policyholder cash flows were more than offset by the impact of a strengthened Canadian dollar.

Reinsurance Division

Reinsurance Division reported net income of $66 million in the third quarter of 2004, an increase of 61 per cent from the $41 million reported in the third quarter of 2003. Year-to-date earnings increased to $166 million from $149 million in 2003. The increase in this quarter’s net income was mainly driven by improved claims experience in Life Reinsurance and higher earnings related to segregated fund guarantees. In addition, the inclusion of John Hancock’s International Group Program contributed favourably to the Division’s net income.

Premiums of $296 million were $111 million or 60 per cent higher than in the third quarter of 2003, primarily due to the addition of the International Group Program business.

Guaranteed and Structured Financial Products Division

John Hancock’s Guaranteed and Structured Financial Products business contributed $73 million to earnings in the third quarter. Year-to-date net income since acquisition was $130 million. Premiums and deposits were $361 million for the quarter, up 14 per cent from the second quarter, reflecting higher sales of SignatureNotes and annuities offset by weaker sales of Funding Agreements as a result of tight market spreads. Funds under management were $43.6 billion as at September 30, 2004, down seven per cent in the quarter, primarily as a result of a strengthened Canadian dollar.

Risk Management

The Company’s risk management practices and key risk factors are outlined on pages 25 to 33 of the 2003 Annual Report.

These risk management practices apply to the newly acquired John Hancock operations. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors (“ARMC”). Certain of these policies were modified and approved by the ARMC as a result of the acquisition.

Accounting Policies

The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 42 to 45 of the 2003 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 34 of the 2003 Annual Report.

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are being accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at a rate of five per cent per quarter. The resulting transitional gain of $6 million as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Quarterly Dividend

On August 5, 2004, the Board of Directors declared a quarterly shareholders’ dividend of $0.26 per share on common shares and a preferred share dividend of $0.25625 per share on the Non-cumulative Class A Shares Series 1 of the Company. The dividends were paid on September 20, 2004 to shareholders of record at the close of business on August 16, 2004.

Outstanding Shares

As at November 10, 2004, the Company had 813 million common shares outstanding.

The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three months ended September 30, 2004 and 2003 and the MD&A and audited consolidated financial statements contained in Manulife’s 2003 Annual Report. This MD&A is dated November 10, 2004.

Forward-Looking Statements

The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Consolidated Statements of Operations

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions except per share amounts, unaudited)	2004	2003	2004	2003
Revenue
Premium income	$4,888	$2,459	$11,588	$7,897
Net investment income	2,263	1,098	5,445	3,292
Other revenue	907	392	2,137	1,121

Total revenue	$8,058	$3,949	$19,170	$12,310

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,432	$735	$3,351	$2,261
Maturity and surrender benefits	2,675	676	5,973	2,421
Annuity payments	731	311	1,918	933
Policyholder dividends and experience rating refunds	404	233	950	660
Net transfers to segregated funds	83	241	391	607
Change in actuarial liabilities	(177)	245	(542)	976
General expenses	935	474	2,263	1,483
Commissions	737	418	1,892	1,216
Interest expense	155	65	337	190
Premium taxes	52	27	125	87
Non-controlling interest in subsidiaries	21	20	59	58
Trust preferred securities issued by subsidiaries	14	15	42	45

Total policy benefits and expenses	$7,062	$3,460	$16,759	$10,937

Income before income taxes	$996	$489	$2,411	$1,373
Income taxes	(279)	(94)	(610)	(253)

Net income	$717	$395	$1,801	$1,120

Net income (loss) attributed to participating policyholders	$—	$(1)	$(4)	$2

Net income attributed to shareholders	$717	$396	$1,805	$1,118
Preferred share dividends	4	4	11	4

Net income available to common shareholders	$713	$392	$1,794	$1,114

Weighted average number of common shares outstanding (in millions)	811	463	660	463
Weighted average number of diluted common shares outstanding (in millions)	819	466	666	466
Basic earnings per common share	$0.88	$0.85	$2.72	$2.41
Diluted earnings per common share	$0.87	$0.84	$2.70	$2.40

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Consolidated Balance Sheets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Assets
Invested assets
Bonds	$110,948	$42,216	$44,204
Mortgages	29,347	10,401	10,150
Stocks	6,980	5,866	6,353
Real estate	4,707	3,962	3,845
Policy loans	7,027	4,348	4,515
Cash and short-term investments	9,041	5,877	4,547
Bank loans	1,312	934	812
Other investments	4,985	861	816

Total invested assets	$174,347	$74,465	$75,242

Other assets
Accrued investment income	$2,225	$914	$944
Outstanding premiums	662	490	515
Goodwill	7,570	589	584
Intangible assets (note 4)	1,904	—	—
Miscellaneous	3,861	1,058	1,126

Total other assets	$16,222	$3,051	$3,169

Total assets	$190,569	$77,516	$78,411

Segregated funds net assets	$111,182	$71,464	$65,385

(continued on next page)

Consolidated Balance Sheets (continued)

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Liabilities and Equity
Actuarial liabilities	$135,056	$51,647	$52,490
Benefits payable and provision for unreported claims	2,304	2,083	2,293
Policyholder amounts on deposit	5,492	2,499	2,545
Deferred realized net gains	3,508	3,293	3,385
Bank deposits	3,920	2,550	2,223
Consumer notes (note 12)	2,908	—	—
Future income tax liability	860	170	—
Other liabilities (note 8)	7,688	3,206	3,119

	$161,736	$65,448	$66,055

Long-term debt (note 9)	3,067	1,123	1,351
Non-controlling interest in subsidiaries	1,042	1,037	1,057
Trust preferred securities issued by subsidiaries	623	650	665
Preferred shares issued by a subsidiary (note 10)	229	—	—
Equity
Participating policyholders’ equity	145	82	94
Shareholders’ equity
Preferred shares	344	344	344
Common shares (note 3)	14,714	599	599
Contributed surplus	111	14	11
Retained earnings and currency translation account	8,558	8,219	8,235

Total equity	$23,872	$9,258	$9,283

Total liabilities and equity	$190,569	$77,516	$78,411

Segregated funds net liabilities	$111,182	$71,464	$65,385

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors

Consolidated Statements of Equity

For the nine months ended September 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2004	2003
Preferred shares
Balance, January 1	$—	$344	$344	$—
Preferred shares issued	—	—	—	350
Issuance costs, net of tax	—	—	—	(6)

Balance, September 30	$—	$344	$344	$344

Common shares
Balance, January 1	$—	$599	$599	$596
Issued on acquisition of subsidiary (note 3)	—	13,510	13,510	—
Issued on exercise of options	—	676	676	3
Purchase and cancellation (note 13)	—	(71)	(71)	—

Balance, September 30	$—	$14,714	$14,714	$599

Contributed surplus
Balance, January 1	$—	$14	$14	$—
Conversion of options on acquisition of subsidiary (note 3)	—	215	215	—
Exercise of options, net	—	(118)	(118)	11

Balance, September 30	$—	$111	$111	$11

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income (loss)	(4)	1,805	1,801	1,120
Preferred share dividends	—	(11)	(11)	(4)
Common share dividends	—	(478)	(478)	(264)
Purchase and cancellation of common shares (note 13)	—	(131)	(131)	—
Transfer of participating policyholders’ retained earnings from acquisition	67	—	67	—

Balance, September 30	$145	$10,077	$10,222	$8,667

Currency translation account
Balance, January 1	$—	$(673)	$(673)	$337
Change during the period	—	(846)	(846)	(675)

Balance, September 30	$—	$(1,519)	$(1,519)	$(338)

Total retained earnings and currency translation account	$145	$8,558	$8,703	$8,329

Total equity	$145	$23,727	$23,872	$9,283

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Cash flows provided by operating activities
Net income	$717	$395	$1,801	$1,120
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured
Financial Products	1,239	245	2,071	976
Amortization of net deferred realized and unrealized gains on investments	(200)	(145)	(559)	(388)
Amortization of premium/discount and mark to market adjustments	170	25	326	62
Other amortization	28	17	62	48
Future income tax expense	210	63	446	176
Recoveries on investments	75	17	36	14
Stock-based compensation expense	7	4	18	11
Non-controlling interest in subsidiaries	5	2	10	7

Net income adjusted for non-cash items	$2,251	$623	$4,211	$2,026
Changes in operating assets and liabilities:
Decrease in other policy related liabilities	(6)	12	(423)	(77)
Additional changes in other assets and liabilities	(65)	(126)	(360)	125

Cash provided by operating activities	$2,180	$509	$3,428	$2,074

Investing activities
Purchases and mortgage advances	$(11,415)	$(12,230)	$(34,586)	$(32,079)
Disposals and repayments	11,048	10,250	33,381	28,407
Cash received from acquisition of business, net of cash paid	—	—	2,594	—

Cash provided by (used in) investing activities	$(367)	$(1,980)	$1,389	$(3,672)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(286)	$(223)	$(212)	$547
Issue of long-term debt, net	117	—	32	—
Net redemptions in Guaranteed and Structured Financial Products	(1,416)	—	(2,613)	—
Banking deposits, net	292	334	856	786
Consumer notes issued	246	—	422	—
Sale of preferred shares of a subsidiary	—	—	62	—
Preferred share dividends	(4)	(4)	(11)	(4)
Common share dividends	(211)	(97)	(478)	(264)
Borrowed funds, net	(9)	(3)	238	(2)
Purchase and cancellation of common shares	(104)	—	(202)	—
Common shares issued on exercise of options	159	1	540	3
Preferred shares issued, net	—	—	—	344

Cash provided by (used in) financing activities	$(1,216)	$8	$(1,366)	$1,410

(continued on next page)

Consolidated Statements of Cash Flows (continued)

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Cash and short-term investments
Increase (decrease) during the period	$597	$(1,463)	$3,451	$(188)
Currency impact on cash and short-term investments	(293)	35	(249)	(474)
Balance, beginning of period	8,452	5,674	5,554	4,908

Balance, September 30	$8,756	$4,246	$8,756	$4,246

Composition of cash and short-term investments
Beginning of period
Gross cash and short-term investments	$8,841	$5,899	$5,877	$5,143
Net payments in transit, included in other liabilities	(389)	(225)	(323)	(235)

Net cash and short-term investments, beginning of period	$8,452	$5,674	$5,554	$4,908

End of period
Gross cash and short-term investments	$9,041	$4,547	$9,041	$4,547
Net payments in transit, included in other liabilities	(285)	(301)	(285)	(301)

Net cash and short-term investments, September 30	$8,756	$4,246	$8,756	$4,246

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Segregated Funds Consolidated Statements of Net Assets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Investments, at market values
Cash and short-term investments	$1,733	$3,005	$3,479
Bonds	7,147	5,157	5,153
Stocks	99,846	63,213	56,725
Other investments	2,342	—	—
Accrued investment income	86	15	14
Other assets, net	28	74	14

Total segregated funds net assets	$111,182	$71,464	$65,385

Composition of segregated funds net assets:
Held by policyholders	$110,879	$71,173	$65,086
Held by the Company	303	291	299

Total segregated funds net assets	$111,182	$71,464	$65,385

Segregated Funds Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Additions
Deposits from policyholders	$6,451	$4,232	$18,627	$12,935
Net realized and unrealized investment gains (losses)	(421)	1,871	1,559	5,810
Interest and dividends	330	263	1,265	932
Net transfers from general fund	83	241	391	607
Funds assumed on acquisition of a subsidiary	—	—	31,020	—
Currency revaluation	(5,731)	(176)	(3,994)	(7,648)

Total additions	$712	$6,431	$48,868	$12,636

Deductions
Payments to policyholders	$2,912	$1,782	$8,043	$5,437
Management and administrative fees	468	230	1,107	645

Total deductions	$3,380	$2,012	$9,150	$6,082

Net additions (deductions) for the period	$(2,668)	$4,419	$39,718	$6,554
Segregated funds net assets, beginning of period	113,850	60,966	71,464	58,831

Segregated funds net assets, September 30	$111,182	$65,385	$111,182	$65,385

The accompanying notes are an integral part of these interim Summary Consolidated Financial Statements.

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

Note 1 ☐ Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2003 Annual Report and should be read in conjunction with the 2003 Annual Report.

Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements

Hedging relationships

Effective January 1, 2004, the Company (MFC and its subsidiaries) adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives were accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional gain of $6 as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, “Employee Future Benefits,” to require additional disclosures for employee future benefits including the date used to measure the plan assets and the benefit obligations, the effective date of the last actuarial valuation for funding purposes, the allocation of plan assets by major asset category and the interim disclosure of total benefit cost. The amendments do not change any recognition or measurements of employee future benefits. The annual disclosures are effective for years ending on or after June 30, 2004. The interim disclosure is provided in note 7.

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company is currently evaluating the impact of this Guideline.

Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. The results of JHF’s operations have been included in these interim Summary Consolidated Financial Statements since that date of merger.

JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line and distribution capabilities and expects to have improved operating efficiencies and a leading position across all its core business lines.

Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as of the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options based on the closing share price of MFC as at April 28, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at date of acquisition:

As at April 28, 2004
Assets
Invested assets	$106,647
Intangible assets (note 4)	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,313
Policyholder amounts on deposit	4,537
Restructuring costs accrued (note 6)	184
Other liabilities	10,567

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration:
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

$14,070

The goodwill arising from the JHF acquisition may be adjusted in 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.

Note 4 ☐ Intangible Assets

The acquired intangible assets include the JHF brand name, distribution networks, licensing agreements and contractual rights totaling $2,041. Of the total intangible assets, $817 was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses.

	JHF		Change in foreign	Balance
For the nine months ended September 30, 2004	Acquisition	Amortization	exchange rates	September 30, 2004
Indefinite Life
Brand	$822	$—	$(55)	$767
Fund management contracts	402	—	(32)	370

	$1,224	$—	$(87)	$1,137

Finite Life
Distribution networks	$627	$(2)	$(39)	$586
Other investment management contracts	190	(5)	(4)	181

	$817	$(7)	$(43)	$767

Total	$2,041	$(7)	$(130)	$1,904

Note 5 ☐ Stock-Based Compensation

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $7 and $18 during the three and nine months ended September 30, 2004 (2003 — $4 and $10) with an offsetting increase to contributed surplus. Compensation expense related to restricted share units was $12 and $31 during the three and nine months ended September 30, 2004 (2003 — $3 and $7).

As at September 30, 2004, there were 24 million outstanding stock options and deferred share units (2003 — 14 million).

Note 6 ☐ Restructuring Costs

Following the merger with JHF on April 28, 2004, the Company commenced a restructuring plan to integrate and rationalize the operations of JHF with its consolidated subsidiaries. As part of the purchase equation, a restructuring accrual in the amount of $184 was established for costs expected to be incurred as part of the restructuring. The costs relate primarily to severance and facilities. For the three and nine months ended September 30, 2004, $16 and $24 were charged against the restructuring accrual and $34 and $71 were expensed, respectively.

Note 7 ☐ Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended September 30	2004	2003	2004	2003
Defined benefit service cost	$16	$6	$3	$2
Defined contribution service cost	7	4	—	—
Interest cost	58	12	15	2
Expected return on plan assets	(72)	(12)	(7)	—
Net amortization and deferrals	3	1	(1)	(1)

Net periodic benefit cost	$12	$11	$10	$3

	Pension benefits		Other employee benefits
For the nine months ended September 30	2004	2003	2004	2003
Defined benefit service cost	$35	$20	$7	$5
Defined contribution service cost	16	12	—	—
Interest cost	114	35	28	7
Expected return on plan assets	(136)	(35)	(12)	—
Net amortization and deferrals	16	3	(1)	(3)

Net periodic benefit cost	$45	$35	$22	$9

Note 8 ☐ Commercial Paper

Included in Other liabilities is commercial paper issued by JHF, primarily used to meet working capital needs. The carrying value of commercial paper outstanding as at September 30, 2004 was $376 (2003 — nil). Outstanding commercial paper as at September 30, 2004 had a weighted average interest rate of 1.71% and a weighted average life of approximately 22 days. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

Note 9 ☐ Long-Term Debt

As at September 30	2004	2003
Senior debt:
5.625% Notes payable U.S. dollar	$671	$—
Other notes payable	679	—
Subordinated notes:
7.875% U.S. dollar	264	338
8.25% U.K. pound	—	213
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	653	—

Total	$3,067	$1,351

a)	5.625% U.S. dollar senior notes

On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1 billion effective shelf registration statement.

b)	Other notes payable

The notes payable bear interest rates ranging from 6.4% to 12.1% and mature in varying amounts to 2012. The notes were issued by various subsidiaries of JHF.

c)	7.875% U.S. dollar subordinated notes

During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During the nine months ended September 30, 2004, U.S. $41 ($56) of this debt was repurchased and cancelled.

d)	8.25% U.K. pound subordinated notes

On January 1, 1996, on amalgamation with North American Life Assurance Company, the Company assumed £100 ($202) in 8.25% subordinated notes. Concurrently, £5 ($10) of debt, which was held by the Company, was extinguished. The Company repaid the remaining £95 notes on November 17, 2003.

e)	Canadian dollar subordinated debt

On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.

f)	Surplus notes U.S. dollar

On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Aggregate maturities of long-term debt are as follows:

As at September 30	2004
Less than one year	$444
One to two years	25
Two to three years	21
Three to four years	12
Four to five years	672
Greater than five years	1,893

$3,067

Note 10 ☐ Preferred Shares Issued by a Subsidiary

As at September 30	2004	2003
First Preferred Shares, Series A	$35	$—
Second Preferred Shares, Series 1	97	—
Second Preferred Shares, Series 3	97	—

Total	$229	$—

The First Preferred Shares, Series A are non-voting, bear cumulative dividends and are redeemable at the election of Maritime Life Assurance Company (“MLAC”), a subsidiary of JHF, at their par value of $25.00 per share.

The Second Preferred Shares, Series 1 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC on December 31, 2004 and every five years plus one day thereafter at a price of $25.00 per share or at $25.50 per share at any other time after December 31, 2004. Also on December 31, 2004 and every five years plus one day thereafter, the Second Preferred Shares, Series 1 are convertible at the holder’s option into an equal number of Second Preferred Shares, Series 2, subject to a minimum number of shares remaining in the series. The Second Preferred Shares, Series 2 generally have the same provisions as the Second Preferred Shares, Series 1 with certain exceptions.

The Second Preferred Shares, Series 3 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.

Note 11 ☐ Redemption of Preferred Shares Issued by a Subsidiary

On September 10, 2004, the Company announced its intention to redeem all outstanding MLAC Second Preferred Shares, Series 1 on December 31, 2004.

On October 15, 2004, the Company redeemed all of the outstanding First Preferred Shares, Series A of MLAC at their par value of $25.00 per share plus prorated dividends to but not including the redemption date.

On October 20, 2004, Manufacturers Life completed an offer made to holders of MLAC’s Second Preferred Shares, Series 3 (“Series 3 Shares”) on September 27, 2004 to exchange each Series 3 Share for one Manufacturers Life Class A, Series 6 Preferred Share (“Series 6 Share”). Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors has approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. Manufacturers Life intends to vote all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which requires the approval of MLAC’s policyholders and preferred shareholders at a special meeting to be held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation will receive a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation.

Note 12 ☐ Consumer Notes

A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at September 30, 2004, interest rates ranged from 1.68% to 6.25% with maturities until 2034.

Note 13 ☐ Normal Course Issuer Bids and Cancellation of Common Shares

On April 1, 2004, the Toronto Stock Exchange (the “Exchange”) accepted an amendment to the terms of MFC’s existing normal course issuer bid. MFC may repurchase up to 79 million of its common shares, representing approximately 9.9% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to MFC by the

Exchange, MFC may repurchase the full amount of common shares under the bid without regard to the usual limit of 2% of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and expired on November 3, 2004. During the three and nine months ended September 30, 2004, MFC purchased and subsequently cancelled 2 million and 4 million (2003 — nil) of its common shares pursuant to the normal course issuer bid at a total cost of $104 and $202, respectively.

On November 4, 2004, the Exchange accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. Under this bid, MFC may repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares outstanding, provided that the aggregate purchase price of the shares acquired under this bid does not exceed $3 billion. The Company is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid.

Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

In accordance with the provisions of Plan of Demutualization of The Manufacturers Life Insurance Company and the share capital by-laws of MFC, unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (Lost Policyholders) were cancelled effective August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately two million common shares of MFC with a nominal share capital. The cancellation of the common shares was reflected in these interim Summary Consolidated Financial Statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at any time and are entitled to have reissued to them the number of MFC common shares they were entitled to receive on demutualization, together with all dividends paid on the common shares from the date of demutualization, without interest.

Note 14 ☐ Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to general fund assets, segregated and mutual funds and to institutional customers.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed and Structured Financial Products (“G&SFP”) divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment	U.S.	U.S. Wealth
For the three months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended Sept. 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,486	$—	$1,334	$463	$268	$296	$—	$—	$3,847
Annuities and pensions	—	374	290	18	—	—	359	—	1,041

Total premium income	$1,486	$374	$1,624	$481	$268	$296	$359	$—	$4,888
Net investment income	693	293	561	100	45	49	475	47	2,263
Other revenue	166	406	136	43	12	9	6	129	907

Total revenue	$2,345	$1,073	$2,321	$624	$325	$354	$840	$176	$8,058

Interest expense	$6	$1	$32	$11	$—	$1	$39	$65	$155

Income before income taxes	$172	$166	$220	$100	$53	$92	$108	$85	$996
Income taxes	(60)	(47)	(58)	(8)	(14)	(26)	(35)	(31)	(279)

Net income	$112	$119	$162	$92	$39	$66	$73	$54	$717

Segregated fund deposits	$337	$4,100	$667	$285	$1,053	$—	$1	$8	$6,451

Goodwill
Balance, beginning of period	$3,070	$2,151	$1,889	$163	$430	$87	$—	$126	$7,916
Change in foreign exchange rates	(176)	(121)	—	(9)	(28)	(5)	—	(7)	(346)

Balance, end of period	$2,894	$2,030	$1,889	$154	$402	$82	$—	$119	$7,570

As at September 30, 2004

Actuarial liabilities	$39,785	$19,845	$28,321	$5,298	$6,675	$1,200	$33,438	$494	$135,056

Total assets	$52,130	$24,914	$40,463	$8,084	$8,986	$3,702	$39,227	$13,063	$190,569

Segregated funds net assets	$10,612	$67,880	$18,023	$4,129	$2,613	$—	$5,324	$2,601	$111,182

By geographic location
For the three months ended September 30, 2004	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,602	$1,344	$731	$170	$3,847
Annuities and pensions	733	290	18	—	1,041

Total premium income	$2,335	$1,634	$749	$170	$4,888
Net investment income	1,448	661	145	9	2,263
Other revenue	690	151	59	7	907

Total revenue	$4,473	$2,446	$953	$186	$8,058

By segment	U.S.	U.S. Wealth
For the three months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended Sept. 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$509	$—	$649	$381	$279	$185	$—	$—	$2,003
Annuities and pensions	—	269	164	23	—	—	—	—	456

Total premium income	$509	$269	$813	$404	$279	$185	$—	$—	$2,459
Net investment income	319	111	477	84	40	54	—	13	1,098
Other revenue	31	231	70	36	8	9	—	7	392

Total revenue	$859	$611	$1,360	$524	$327	$248	$—	$20	$3,949

Interest expense	$2	$1	$24	$10	$1	$1	$—	$26	$65

Income (loss) before income taxes	$110	$57	$176	$92	$35	$52	$—	$(33)	$489
Income taxes	(35)	(12)	(45)	(5)	(7)	(11)	—	21	(94)

Net income (loss)	$75	$45	$131	$87	$28	$41	$—	$(12)	$395

Segregated fund deposits	$89	$3,211	$454	$257	$221	$—	$—	$—	$4,232

As at September 30, 2003

Actuarial liabilities	$14,221	$5,877	$18,880	$4,039	$8,099	$874	$—	$500	$52,490

Total assets	$16,535	$7,098	$26,853	$6,256	$10,872	$3,669	$—	$7,128	$78,411

Segregated funds net assets	$1,887	$49,900	$9,569	$3,063	$966	$—	$—	$—	$65,385

By geographic location
For the three months ended September 30, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$574	$659	$659	$111	$2,003
Annuities and pensions	269	164	23	—	456

Total premium income	$843	$823	$682	$111	$2,459
Net investment income	464	498	126	10	1,098
Other revenue	269	73	46	4	392

Total revenue	$1,576	$1,394	$854	$125	$3,949

By segment	U.S.	U.S. Wealth
For the nine months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended Sept. 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$3,262	$—	$3,114	$1,285	$839	$719	$—	$—	$9,219
Annuities and pensions	—	990	643	61	—	—	675	—	2,369

Total premium income	$3,262	$990	$3,757	$1,346	$839	$719	$675	$—	$11,588
Net investment income	1,629	647	1,587	295	141	141	825	180	5,445
Other revenue	312	1,059	340	135	26	26	12	227	2,137

Total revenue	$5,203	$2,696	$5,684	$1,776	$1,006	$886	$1,512	$407	$19,170

Interest expense	$13	$3	$81	$33	$1	$2	$62	$142	$337

Income before income taxes	$478	$387	$571	$271	$162	$225	$182	$135	$2,411
Income taxes	(160)	(106)	(139)	(24)	(37)	(59)	(52)	(33)	(610)

Net income	$318	$281	$432	$247	$125	$166	$130	$102	$1,801

Segregated fund deposits	$734	$13,001	$2,194	$884	$1,698	$—	$1	$115	$18,627

Goodwill
Balance, beginning of period	$—	$66	$73	$27	$423	$—	$—	$—	$589
JHF acquisition	3,139	2,130	1,816	138	—	89	—	129	7,441
Change in foreign exchange rates	(245)	(166)	—	(11)	(21)	(7)	—	(10)	(460)

Balance, end of period	$2,894	$2,030	$1,889	$154	$402	$82	$—	$119	$7,570

By geographic location
For the nine months ended September 30, 2004	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$3,570	$3,157	$2,124	$368	$9,219
Annuities and pensions	1,665	643	61	—	2,369

Total premium income	$5,235	$3,800	$2,185	$368	$11,588
Net investment income	3,076	1,908	436	25	5,445
Other revenue	1,568	373	169	27	2,137

Total revenue	$9,879	$6,081	$2,790	$420	$19,170

By segment	U.S.	U.S. Wealth
For the nine months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended Sept. 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,508	$—	$1,940	$1,099	$944	$545	$—	$—	$6,036
Annuities and pensions	—	1,148	641	72	—	—	—	—	1,861

Total premium income	$1,508	$1,148	$2,581	$1,171	$944	$545	$—	$—	$7,897
Net investment income	962	336	1,341	239	104	167	—	143	3,292
Other revenue	99	650	202	96	20	34	—	20	1,121

Total revenue	$2,569	$2,134	$4,124	$1,506	$1,068	$746	$—	$163	$12,310

Interest expense	$9	$2	$64	$31	$2	$3	$—	$79	$190

Income (loss) before income taxes	$315	$148	$457	$235	$97	$194	$—	$(73)	$1,373
Income taxes	(98)	(27)	(109)	(12)	(19)	(45)	—	57	(253)

Net income (loss)	$217	$121	$348	$223	$78	$149	$—	$(16)	$1,120

Segregated fund deposits	$278	$10,053	$1,301	$742	$561	$—	$—	$—	$12,935

By geographic location
For the nine months ended September 30, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,714	$1,986	$2,043	$293	$6,036
Annuities and pensions	1,148	641	72	—	1,861

Total premium income	$2,862	$2,627	$2,115	$293	$7,897
Net investment income	1,399	1,516	342	35	3,292
Other revenue	767	213	121	20	1,121

Total revenue	$5,028	$4,356	$2,578	$348	$12,310

Note 15 ☐ Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

			2004		2003
	Q3	Q2	Q1	Q4	Q3
Net income	$717	$658	$426	$416	$395
Less: net income (loss) attributed to participating policyholders	—	(2)	(2)	(12)	(1)

Net income attributed to shareholders	$717	$660	$428	$428	$396
Preferred share dividends	4	4	3	3	4

Net income available to common shareholders	$713	$656	$425	$425	$392

Premiums and deposits:
Life and health insurance premiums	$3,847	$3,262	$2,111	$2,204	$2,003
Annuity and pension premiums	1,041	905	422	439	456
Segregated fund deposits	6,451	6,474	5,702	4,778	4,232
Mutual fund deposits	1,334	1,665	641	422	502
ASO premium equivalents	501	424	258	229	218
Other fund deposits	421	305	212	164	119

Total premiums and deposits	$13,595	$13,035	$9,346	$8,236	$7,530

Funds under management:
General fund	$174,347	$181,036	$75,986	$74,465	$75,242
Segregated funds	111,182	113,850	77,797	71,464	65,385
Mutual funds	33,395	34,877	3,654	3,360	3,016
Other funds	27,562	30,403	5,920	5,357	4,863

Total funds under management	$346,486	$360,166	$163,357	$154,646	$148,506

Capitalization:
Long-term debt	$3,067	$3,030	$1,128	$1,123	$1,351
Non-controlling interest in subsidiaries	1,042	1,044	1,040	1,037	1,057
Trust preferred securities issued by subsidiaries	623	674	646	650	665
Preferred shares issued by a subsidiary	229	229	—	—	—
Equity
Participating policyholders’ equity	145	145	80	82	94
Shareholders’ equity
Preferred shares	344	344	344	344	344
Common shares	14,714	14,552	616	599	599
Contributed surplus	111	143	19	14	11
Retained earnings and currency translation account	8,558	9,066	8,645	8,219	8,235

Total capital	$28,833	$29,227	$12,518	$12,068	$12,356

Selected key performance measures:
Basic earnings per common share	$0.88	$0.93	$0.92	$0.92	$0.85
Diluted earnings per common share	$0.87	$0.92	$0.91	$0.91	$0.84
Return on common shareholders’ equity (annualized)	12.0%	14.0%	19.0%	19.1%	17.9%
Book value per common share	$28.78	$29.31	$20.03	$19.09	$19.11
Market value to book value ratio	1.93	1.84	2.42	2.19	2.04
Market capitalization ($ billions)	45.0	43.8	22.5	19.4	18.1
Common shares outstanding (in millions)
End of period	813	811	463	463	463
Weighted average — basic	811	706	463	463	463
Weighted average — diluted	819	712	467	466	466

Shareholder Information

Manulife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454
Web site: www.manulife.com

Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street
East North Tower, 7th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Transfer Agent and Registrar
Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material Or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420, South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: inquiries@melloninvestor.com

Transfer Agent in Hong Kong
Computershare Hong Kong Investor Services Limited
Shops 1712 – 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691

Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

MFC Annual Report
This Report to Shareholders is also available online at www.manulife.com

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.

As at September 30, 2004, Manulife Financial had capital of Cdn $28.8 billion, including Cdn $23.4 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at September 30, 2004, there were 813 million common shares outstanding.

	Toronto	New York	Hong Kong	Philippines
July 1 — Sept. 30, 2004	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$57.48	$44.26	$347	P	2,450
Low	$50.50	$38.43	$304	P	2,130
Close	$55.40	$43.79	$339	P	2,400
Average Daily Volume (000)	1,273	314	14		1

Manulife Financial Corporation Head Office 200 Bloor Street East Toronto, ON, Canada M4W 1E5 Tel: (416) 926-3000 Fax: (416) 926-5454	Investor Relations Tel: 1-800-795-9767 Fax: (416) 926-3503 E-mail: investor_relations@manulife.com

The following Manulife Financial documents are available online at www.manulife.com

•	Annual Report

•	Quarterly Shareholder Reports

•	Proxy Circular

•	Public Accountability Statement

•	Corporate Governance Material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Detach here.

Consent to receive documents electronically

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.
Please Print Shareholder Name Contact Phone Number Shareholder e-mail Address

	Shareholder signature	Date

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail. The Manulife Financial documents available electronically are:	Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.
• Annual Reports • Notice of Shareholder Meetings
•     Shareholder Reports

•     Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.
You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 28.

YOU CAN REGISTER FOR THIS SERVICES ONLINE OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (FOR ONLINE ACCESS AND MAIL ADDRESSES PLEASE SEE PAGE 28).